UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Agile Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00847L100
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00847L100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Investor AB
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Sweden
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	3,510,189*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	3,510,189*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
3,510,189*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 18.9%*
(12) Type of Reporting Person (See Instructions): HC

*As of December 31, 2014, (a) IGC Fund VI, L.P., a Delaware limited partnership, holds 2,080,734 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Agile Therapeutics, Inc., a company organized under the laws of Delaware (the “Company”); (b) Investor Growth Capital Limited, a Cayman Island company, holds 1,000,618 shares of Common Stock of the Company; and (c) Investor Group L.P., a Guernsey limited partnership (collectively, with IGC Fund VI, L.P. and Investor Growth Capital Limited, the “Funds”) holds 428,837 shares of Common Stock of the Company. Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of December 31, 2014, the Reporting Person is deemed to beneficially own 18.9% of the Company’s issued and outstanding Common Stock. The Reporting Person’s 18.9% beneficial ownership of the Company’s issued and outstanding Common Stock is calculated based on the 18,592,968 shares of Common Stock issued and outstanding as of November 13, 2014 as reported in the Company’s most recent Form 10-Q for the quarterly period ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 13, 2014.

Item 1(a). Name Of Issuer:
Agile Therapeutics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
101 Poor Farm Road Princeton, New Jersey 08540
Item 2(a). Name of Person Filing:
Investor AB
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.
Item 2(c). Citizenship:
The Reporting Person is a limited liability company incorporated under the laws of Sweden.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e). CUSIP No.:
00847L100
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	3,510,189*
(b) Percent of Class:	18.9%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	3,510,189*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	3,510,189*
(iv) Shared power to dispose or to direct the disposition of:	0

* As of December 31, 2014, (a) IGC Fund VI, L.P., a Delaware limited partnership, holds 2,080,734 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Agile Therapeutics, Inc., a company organized under the laws of Delaware (the “Company”); (b) Investor Growth Capital Limited, a Cayman Island company, holds 1,000,618 shares of Common Stock of the Company; and (c) Investor Group L.P., a Guernsey limited partnership (collectively, with IGC Fund VI, L.P. and Investor Growth Capital Limited, the “Funds”) holds 428,837 shares of Common Stock of the Company. Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of December 31, 2014, the Reporting Person is deemed to beneficially own 18.9% of the Company’s issued and outstanding Common Stock. The Reporting Person’s 18.9% beneficial ownership of the Company’s issued and outstanding Common Stock is calculated based on the 18,592,968 shares of Common Stock issued and outstanding as of November 13, 2014 as reported in the Company’s most recent Form 10-Q for the quarterly period ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 13, 2014.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

INVESTOR AB

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

By:	/s/ Stephen M. Campe
Name: Stephen M. Campe
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).